Fang Xue, Esq. Direct: +86 10 6502 8687 Fax: +86 10 6502 8510 fxue@gibsondunn.com

March 4, 2021

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Ruhnn Holding Limited

Schedule 13E-3

Filed on February 10, 2021

Filed by Ruhnn Holding Limited et al.

File No. 005-91352

Dear Mr. Duchovny:

On behalf of Ruhnn Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 1, 2021, with respect to the Schedule 13E-3, File No. 005-91352 (the “Schedule 13E-3”) filed on February 10, 2021 by the Company and the other filing persons named therein (collectively, the “Filing Persons”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Filing Persons.

Please note that, except where indicated otherwise, all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Schedule 13E-3 (the “Amendment”), which has been filed concurrently with the submission of this letter in response to the Staff’s comments. All capitalized terms not otherwise defined herein are defined in the Amendment.

The Amendment incorporates the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Amendment indicating changes against the Schedule 13E-3 is being provided separately to the Staff via email.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any Filing Persons other than the Company, such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Schedule 13E-3

1.	We note that the company conducted its initial public offering in April 2019 and raised funds at a price of $12.50 per ADS. Please revise your disclosure to describe how, if at all, the special committee and the board determined that the current transaction is fair given that the merger consideration is approximately 28% of the IPO price and that the transaction is being conducted without shareholder approval, other than the approval of holders affiliated with the company.

In response to the Staff’s comment, the Company has updated the disclosure on page 38 of the Amendment.

2.	Please revise the disclosure to describe whether the company considered, at the time of the IPO, the costs related to being a reporting entity, which you now cite as a reason for conducting the current transaction.

In response to the Staff’s comment, the Company has updated the disclosure on page 36 of the Amendment.

* * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me by telephone at +86 10 6502 8687 or by e-mail at fxue@gibsondunn.com.

Very truly yours,

By:	/s/ Fang Xue, Esq.
Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP

Enclosures

cc:	Ling Huang, Esq. (King & Wood Mallesons)

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